Exhibit (a)(3)

August 24, 2021

RE: Liquidation Opportunity for CIM Real Estate Finance Trust, Inc.

Dear Shareholder,

Congratulations! Now you can sell your shares of common stock of CIM Real Estate Finance Trust, Inc. (the “REIT”) for $5.01 per share in cash. Comrit Investments 1, Limited Partnership (the “Purchaser”) is offering to pay you cash by purchasing up to 18,300,000 shares of the REIT’s common stock. But this offer expires on September 30, 2021, so you must act soon.

Based on the REIT’s public filings, including the statements below, we believe that shareholders’ liquidity is extremely limited. Specifically, the REIT’s filings say:

•	There is no public market for the REIT’s common stock and there may never be one. In addition, the REIT does not have a fixed date or method for providing shareholders with liquidity.

•	While the REIT has an active share redemption program (“SRP”), redemptions under the SRP generally are limited each quarter to approximately 1.25% of the weighted average number of shares outstanding during the trailing 12-month period ending on the last day of the fiscal quarter for which the redemptions are being paid

•	The REIT estimated its per share NAV at $7.20 as of March 31, 2021. The REIT may publish an update to its estimated per share NAV during the period in which this offer is open. Shareholders should consult the REIT’s public filings pursuant to the Securities Exchange Act of 1934, as amended, for any such updates, which are available at www.sec.gov.

This offer will:

•	Allow you to take advantage of this opportunity to receive cash for your investment.

•	Eliminate the uncertainty of holding shares that currently have no liquid trading market.

•	Provide you with more control over your investments and your money today.

The Purchaser is not affiliated with the REIT or its management. The Purchaser and its affiliates currently own approximately 1,185,585 shares of the REIT’s common stock, or approximately 0.3% of the common stock outstanding as of August 9, 2021.

If you are interested in this opportunity, please carefully review the included Offer to Purchase and complete the enclosed Assignment Form in order to secure your price and get cash for your shares. The full Offer to Purchase and other related documents are also available for review at www.cttauctions.com/offerdisclosures.

If you act today, you can take part in this opportunity. The Purchaser will mail your check within three business days after the REIT confirms the transfer of shares, subject to any extensions of such time period that may be necessary due to the settlement practices of non-traded real estate investment trusts, some of which are outside the Purchaser’s control.

If you choose to sell your shares to the Purchaser, please complete the enclosed Assignment Form and return it as soon as possible.

If you have any questions, please contact Central Trade and Transfer, LLC at 1-800-327-9990.

Warm regards,

By:	Comrit Investments Ltd., its General Partner

By:	/s/ Ziv Sapir
Ziv Sapir, Chief Executive Officer